UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited, dated November 5, 2012, jointly announcing with SapuraKencana that the two companies have entered into a non-binding memorandum of understanding to combine and integrate the tender rig businesses of both companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED (Registrant)

Dated: November 6, 2012

	By:	/s/ Georgina Sousa
Georgina Sousa
Secretary

EXHIBIT 99.1

SDRL - SapuraKencana Petroleum Berhad and Seadrill Limited Jointly Announce the Integration of Tender Rig Businesses

SapuraKencana Petroleum Berhad and Seadrill Limited Jointly Announce the Integration of Tender Rig Businesses

Proposed transformative transaction provides a strategic platform to create the first highly diversified and leading offshore services provider in Asia

Enhanced business to comprise 16 wholly-owned operating units and five units currently under construction

Further strengthens the long-standing partnership of SapuraKencana and Seadrill

SapuraKencana Petroleum Berhad ("SapuraKencana") (KLSE: SKPETRO) and Seadrill Limited ("Seadrill") (NYSE: SDRL) (OSE: SDRL) are pleased to announce that they have entered into a non-binding memorandum of understanding ("MOU") to combine and integrate both companies' tender rig businesses. The two companies including their predecessor companies have operated part of their tender rigs businesses together successfully in the joint venture Varia Perdana Sdn Bhd and Tioman Drilling Company Sdn Bhd since 1991. The new and restructured tender rig business will mark a new phase of cooperation between the two companies. The enlarged tender rig business under SapuraKencana will comprise, 16 tender rigs in operation (including the KM1 rig currently owned by SapuraKencana), 5 of which are already 51%-owned and managed through its existing joint-venture with Seadrill in Varia Perdana Sdn Bhd and Tioman Drilling Company Sdn Bhd, and an additional 5 units currently under construction, 3 of which will be acquired through this transaction and are expected to be delivered in 2013 ("Newbuilds"). In addition SapuraKencana will also be offered the right to be the manager for three further tender rigs which are not part of the transaction. These rigs, West Vencedor, T-15 and T-16, are today either owned or planned to be owned by Seadrill Partners LLC and are therefore not included in the transaction.

The operating rigs and the Newbuilds are all currently contracted under long-term fixed price contracts with companies such as Chevron, Shell, PTTEP, and Petronas Carigali.  The total order backlog amounts to USD 1.55 billion as of end of October 2012. The majority of the operating rigs are currently deployed in Southeast Asian waters. Of the 15 operating rigs, 9 are barges and 6 are semi-tenders, which are capable of operating in water depths of up to 6,500 feet.

SapuraKencana will take over the rigs including the full tender rig organization for an enterprise value of USD 2.9 billion. The organization will continue to operate from the existing premises in Singapore. The total enterprise value includes USD 363 million in remaining capital expenditures linked to the newbuilds program and all the debt in the tender rig business including existing bank facilities that are expected to be approximately USD 800 million as of December 31st 2012. One of the main objectives of the transaction is to develop a strong leading player in the Far East market. Seadrill will, to support this position, receive a minimum of USD 350 million in new shares of SapuraKencana. This comes in addition to the 6.4% stake that Seadrill presently owns in SapuraKencana. Seadrill will further have the right to nominate two members to the SapuraKencana board of directors (including one alternate).  Seadrill's chairman John Fredriksen is expected to be one of those members. The remaining consideration will be funded by SapuraKencana  through a mix of external borrowings, a seller's note of up to USD 187 million, internally generated funds and equity.

The MOU further stipulates that the parties will seek to grow their joint venture activities in Brazil where they were awarded 3 PLSV contracts by Petrobras in 2011. The parties also agree to establish a joint venture between Seadrill's 40 % owned subsidiary Archer Limited and SapuraKencana. The scope of such venture will be to focus on developing and expanding Archer Limited's wireline services in the Far East Asian markets.

In order to complete the restructuring and consummate the transaction Seadrill will need acceptance from their tender rig organization as well as from the existing customers. The transaction is further subject to customary due diligence procedures, closing adjustments, regulatory approvals, and agreement between the parties on the terms of the sale and purchase agreement and other ancillary transaction documents.

The combination of SapuraKencana's and Seadrill's tender rig businesses provides a strategic platform for SapuraKencana's and Seadrill's shareholders to enhance their position as part of a highly diversified and leading offshore services provider globally with multiple growth opportunities and strong value creation potential. The transaction further fortifies SapuraKencana's business profile as it provides more exposure to a higher margin drilling segment, expands SapuraKencana's reach across the value chain, provides cross selling opportunities, and complements SapuraKencana's presence in key markets globally.

Commenting on the transaction, Dato' Seri Shahril Shamsuddin, President and Group Chief Executive Officer of SapuraKencana said: "Seadrill has been a great strategic partner for SapuraKencana for many years and this proposed transaction underpins this commitment and significantly strengthens SapuraKencana's business profile and ability to deliver long-term value for our shareholders. After a period of transformation and consolidation, I am truly excited about entering the next phase of growth in partnership with Seadrill to together create an undisputed Asian offshore services champion with a strong Malaysian identity. The combination of Seadrill's deep operational expertise, world-class customer access and ongoing transfer of knowledge is expected to propel SapuraKencana's competitive position and enable it to take advantage of the positive growth dynamics within the industry."

John Fredriksen, Chairman, President and Director of Seadrill was quoted to say "Seadrill believes in the potential of SapuraKencana's expansion, as well as its capability to mesh its existing services with Seadrill's tender rig business and crystallize value. As such, we are very supportive of the integration of our tender rig business with that of our long term partner, SapuraKencana and are excited to continue the very profitable and successful venture we have had with Sapura since 1991. The possibility to further build our JV venture in Brazil and also get a solid partner for Archer Limited in Far East Asian markets further highlights the benefit of the transaction.  The net proceeds received from the transaction will be redeployed as equity to aggressively grow our deep water fleet and also open up for significant new investment in the Jack Up sector, a sector which recently has shown strong signs of improvement."

Dato' Mokhzani Mahathir, Executive Vice-Chairman of SapuraKencana added: "This is a truly transformational transaction and we look forward to reaping the operational and strategic benefits from the integration. We are also honoured to be partnering with Seadrill through this initiative, and will welcome John Fredriksen to our board after the completion of this transaction. We expect him to add tremendous value to our company."

CIMB Investment Bank, Goldman Sachs and Maybank Investment Bank are advisors to SapuraKencana on the transaction.

About SapuraKencana
SapuraKencana Petroleum Berhad is one of the world's largest integrated oil and gas services and solutions provider based in Malaysia.  SapuraKencana's  business include providing end-to-end solutions and services to the upstream petroleum industry, and covers activities such as installation of offshore pipelines and structures, fabrication of offshore structures, accommodation and support vessels, drilling vessels, hook-up and commissioning, topside maintenance services, underwater services, offshore geotechnical and geophysical services, project management, diving services, offshore support services, infrastructure and specialized steel fabrication works.  With a workforce of over 9,000 people, the Group's global presence can be seen in over 20 countries.  Learn more at www.sapurakencana.com.

About Seadrill
Seadrill is a leading offshore deepwater drilling company operating a versatile fleet that can operate in shallow to ultra-deepwater areas in harsh environment and benign environments.  Seadrill's fleet includes semi-submersibles, deepwater drillships, jack-ups, semi-tender rigs, and tender rigs.  Seadrill has some 7,900 skilled and highly competent employees operating in 15 countries on five continents.  Learn more at www.seadrill.com.

About Archer Limited
Archer Limited is a global oilfield service company and an affiliate of Seadrill that specializes in drilling services and well services. This announcement is dated 5 November 2012.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.